UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 19 June 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	19 June 20144

EGM Opening Address
by the Chairman of Allied Irish Banks, p.l.c.
David Hodgkinson

Check Against Delivery

We have a quorum, so I now formally open the Meeting.

The Notice of the Meeting was posted to Shareholders on the 27th of May, 2014, and so I will dispense with its formal reading.

For those of you who have joined us for this particular meeting, or if you missed the earlier part of the AGM, my name is David Hodgkinson, and I am the Chairman of AIB.

On my far right hand side is Mark Bourke, our Chief Financial Officer; on my immediate right is our Chief Executive Officer, David Duffy; on my immediate left is David O'Callaghan, our Company Secretary; and on my far left is Helen Dooley, our Group General Counsel.

The other Directors are present in the room.

So let's get to the business of this meeting.

As I stated at our AGM this morning, it is our belief that, for the future, a simplified and strengthened capital structure will better enable a return to shareholders as well as helping to meet regulatory requirements.

A key component of this is ensuring that a sufficient level of distributable reserves is available so that the bank is not constrained with respect to the payment of cash dividends in the future subject to the bank's performance, or from converting or redeeming some, or all, of the 2009 Preference Shares, subject to any necessary approval from shareholders and regulators.

We noted in our Interim Management Statement of 12 May 2014 that the Bank returned to profitability in Q1 2014 and we have commenced discussions with the Department of Finance regarding possible simplification of the bank's capital structure.

Given the significant support received from the Irish State since 2009, we remain focussed on creating maximum value for the State's investment over time and this is one of our key strategic objectives.

The proposed capital reorganisation will result in the reallocation of capital redemption reserves and share premium to distributable reserves, subject to confirmation of the High Court.

There are two steps in the proposed capital reorganisation:

The first is a sub-division of shares.

This means that each ordinary share of one cent will be sub-divided into one New Ordinary Share of a quarter of one cent nominal value and one Deferred Share of three quarters of one cent nominal value.

The Deferred Shares will have no economic value and, subject to regulatory and shareholder approval, the Bank intends to acquire the Deferred Shares for nil consideration, cancel them and transfer an amount equal to the aggregate nominal amount of the Deferred Shares to the bank's capital redemption reserve.

The creation and cancellation of Deferred Shares is an established mechanism for converting a portion of the par value of shares into a capital redemption reserve.

The second step in the reorganisation is a capital reduction.
We will apply to the High Court to:
- reduce the share premium account by c. €1.074 billion; and
- reduce the capital redemption reserves by c. €3.926 billion.

The effect of this will be the creation of €5 billion in distributable reserves.

Importantly, there will be no change to any shareholders' position as a result of this sub-division as their proportionate interest in the issued Ordinary Shares will remain unchanged.

The nominal value of each Ordinary Share will change, but the rights attaching to the New Ordinary Shares will be identical in all respects to those attaching to the Existing Ordinary Shares.

Subject to shareholder and regulatory approval, the existing ordinary shares will be subdivided with effect from tomorrow, the 20th of June 2014.

We will then apply to the High Court for approval of the capital reduction to create the distributable reserves.

Formalities

We now come to the formal part of the meeting, where we consider and vote upon the resolutions, and hear questions and comments from the floor.

Once again, to be fair to everyone in the room, and to give as many people as possible an opportunity to speak, I ask that you please be succinct and get to your question as quickly as possible.

-ENDS-

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email: niamh.n.hennnessy@aib.ie

Important Information and Forward Looking Statement

AIB has c.523 billion ordinary shares, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

The contents of this statement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

This statement contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, certain statements in this announcement, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.

Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the ECB and EBA 2014 Comprehensive Assessment and Stress Test, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful and the risk of litigation arising from the Group's activities.

Nothing in this statement should be considered to be a forecast of future profitability or financial position and none of the information in this announcement is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 19  June 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.